MAYER, BROWN, ROWE & MAW

1675 BROADWAY

NEW YORK, NEW YORK 10019-5820

02 DEC -5 AM 9:0

MAIN TELEPHONE
(212) 506-2500
MAIN FAX
(212) 262-1910

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

[redacted]

02060233

December 3, 2002

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated November 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

12/6

Encl

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

17110779 02970609

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

November 2002

Rotigotine CDS Patch: A Novel Trans-dermal Continuous Delivery System – The Future in Parkinson's Disease Therapy

7th International Congress of Parkinson's Disease and Movement Disorders, Miami, USA

Presented today, 10th November 2002, new data on rotigotine CDS (continuous delivery system) – A selective, non-ergolinic D3/D2 receptor agonist that may provide continuous delivery for use in Parkinson's disease.

Today, Professor Rascol of INSERM France, Professor Chase of NIH (National Institute of Health) USA and Professor LeWitt of the Neuroscience Center in Michigan, USA all agreed, that a continuous delivery system of a dopamine agonist to the brain would be of real benefit to Parkinson's disease patients, since pulsatile delivery may result in fluctuations in their symptoms and can lead to a poorer quality of life.

Professor LeWitt, Director of the Clinical Neuroscience Center in Southfield, Michigan presented data, which suggest that the rotigotine CDS patch has the potential to provide more constant dopaminergic stimulation, which may avoid the development of motor fluctuations. Other conventional dopaminergic treatments appear not to have this facility.

Professor LeWitt suggested that rotigotine CDS may provide real potential in the management of Parkinson's disease. For example, it could provide an alternative to multiple daily oral doses (different size/dose patches are being studied at present) and may offer improved tolerability for patients experiencing peak effect adverse reactions from other dopamine drugs.

Further, continuous delivery provided by the patch could shorten the response time after taking medication and reduce the "off time" that is more and more an issue with longterm oral L-dopa treatment. He also pointed out that pa-

tients would find the patch a very "acceptable" treatment due to the "once a day nature" of this delivery system.

Professor LeWitt went on to say that the focus of current studies are to provide data on the effect of rotigotine CDS in improving motor fluctuations and reducing problems such as dyskinesias. If rotigotine could be shown to have neuroprotective properties and have the ability to slow the rate of progression of Parkinson's disease, this would be very valuable.

Professor Rascol, a leading investigator in Parkinsons's disease, in delivering his comments pointed out that due to the nature of the rotigotine delivery system, a transdermal patch, it would provide a most convenient and direct treatment compared to oral medications. He remarked that Parkinson's patients may also suffer from slow digestion and therefore absorb the oral drug less well.

Rotigotine CDS (continuous delivery system) is an innovative approach combining the advantages of a non-ergolinic dopamine agonist acting on D3/D2 receptors, with transdermal delivery over 24 hours. The patch is a once daily application and is replaced every 24 hours. It is currently being evaluated in clinical phase III trials. Unlike oral medications, rotigotine CDS has the potential to deliver a dopamine agonist continuously, which may result in the reduction of symptoms associated with Parkinson's disease.

Research on rotigotine CDS is sponsored by Schwarz Pharma.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2001 the company achieved global sales of € 768 million, thereof 70% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, Restless Legs Syndrome, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866